UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

Re: WeShop Holdings Ltd
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted July 10, 2025
CIK No. 0002048271

Dear Paul Ellerbeck:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 5, 2025 letter.

Draft Registration Statement on Form F-1 Submitted July 10, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenues, page 30

1. Please disclose the underlying reasons for the decrease in net revenues. Refer to Item 5 of Form 20-F.

General and Administrative Expense, page 30

2. Please quantify the increase in travel and entertainment expenses as well as professional fees and disclose the underlying reasons for the increases. Refer to Item 5 of Form 20-F.

Liquidity and Capital Resources
Operating Activities, page 32

3. You disclose that net cash used in operating activities decreased primarily due to a decrease in your operating loss after non-cash items; however, operating loss after non-cash items increased. Please revise your discussion accordingly. In doing so, discuss how changes in working capital impacted the change in net cash used in operating activities including the underlying reasons for the changes. Refer to Item 5 of Form 20-F.

Critical Accounting Estimates
Share-Based Compensation, page 34

4. Please revise your disclosure regarding when the expense related to contingent shares is recognized to be consistent with the related disclosures in the Notes to the Consolidated Financial Statements.

Related Party Transactions
Consulting Agreement, page 78

5. Please revise this section to restore your disclosure regarding the strategic consulting agreemeent with Max Capital entered into in January 2022 as applicable. Alternatively, please tell us why this disclosure is no longer applicable. We note your statement at the beginning of this section stating that you are disclosing related party transactions you have entered into since January 1, 2022. We also note that Max Capital is an entity that is disclosed elsewhere as controlled by John Garner, a founder and member of the board.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2 - Correction of Previously Issued Financial Statements, page F-7

6. You disclose that, "the staff expressed their view...." We requested your consideration of certain information. We did not express a view. Please remove disclosure stating or suggesting that we expressed a view.

Note 7 - Convertible Notes Payable, page F-16

7. You disclose an ending fair value of convertible notes as of December 31, 2024 of £775,000. Please reconcile this to the consolidated balance sheet. In addition, you disclose that convertible notes payable amounted to £1,771,593. Please tell us what this amount represents and reconcile it to the consolidated balance sheet. If this amount represents the pound settlement amount please tell us why the fair value is significantly less.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler